FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
Suite 405, 625 Howe Street
Vancouver BC V6C 2T6

Item Two - Date of Material Change

June 4, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

Highlights

  First Phase Development Drilling Completed at Rock Creek Gold Project. New Rock Creek drill results average 8 meters grading 3 grams per tonne gold (g/t) and include: RKDC03-124 with 24 meters grading 2.7 g/t; RKDC03-126 with 20 meters grading 3.4 g/t; and RKDC03-129 with 10 meters grading 10.3 g/t including 2 meters grading 46.6 g/t.
  Norwest and AMEC on track to complete an Independent Economic Assessment Study for Rock Creek by mid-summer 2003.
  Donlin Creek Development Team in Place, Pre-Feasibility Study On Track.
  Joe Piekenbrock Named as Vice President of Exploration.

Item Five - Full Description of Material Change

Highlights

  First Phase Development Drilling Completed at Rock Creek Gold Project. New Rock Creek drill results average 8 meters grading 3 grams per tonne gold (g/t) and include: RKDC03-124 with 24 meters grading 2.7 g/t; RKDC03-126 with 20 meters grading 3.4 g/t; and RKDC03-129 with 10 meters grading 10.3 g/t including 2 meters grading 46.6 g/t.

  Norwest and AMEC on track to complete an Independent Economic Assessment Study for Rock Creek by mid-summer 2003.
  Donlin Creek Development Team in Place, Pre-Feasibility Study On Track.
  Joe Piekenbrock Named as Vice President of Exploration.

Independent Engineering Work Underway, Excellent First Stage Drill Results Received

Norwest Corporation and AMEC E&C Services Ltd, both engineering services companies, are on-track to complete an independent Economic Assessment Study and updated resource estimate for the Rock Creek Project by mid-Summer 2003.

Two diamond core drills were mobilized to the Rock Creek Project in early April and the first phase of feasibility drilling was completed as part of a total planned 9,000-meter drill campaign. The first phase program was a total of 1482 meters in 12 HQ diamond core holes. The second phase drill program will start in late June and is anticipated to be complete in the fall of 2003. The drill program is designed to increase the in-fill drill definition to a level sufficient for a Feasibility Study and production decision in 2004.

Highlights of assay results from the first phase drilling using a 1 g/t cut-off grade average a width of 8 meters grading 3 g/t gold. This supports previous results and matches the average grade of the deposit. Visible gold was noted in five of the twelve first phase drill holes. A table entitled "Rock Creek First Development Phase Drill Results" was included in the press release.

The Rock Creek Project is located seven miles by road from the city of Nome, Alaska. The district has historically produced more than 4 million ounces of gold from the nearby alluvial deposits. The million-plus-ounce Rock Creek deposit is exposed at surface and is amenable to open-pit mining with a low strip ratio. At current gold prices management believes that the project could be rapidly moved to a production decision in 2004, providing near term gold production of an estimated 100,000 ounces of gold per year to NovaGold prior to the Donlin Creek deposit coming on-stream.

Metallurgical test-work at Rock Creek has shown it to have favorable metallurgy with over 92% recovery using conventional cyanidation with an average of 67% of the gold recovered using a coarse -65 mesh grind and inexpensive gravity methods. Additional metallurgical test work is in progress as part of the on-going Independent Economic Assessment Study anticipated in midsummer 2003.

Mine engineering work has been initiated at Rock Creek for tailings impoundment and site facilities. Environmental baseline studies for mine permitting have also been initiated as part of the permitting process. The Alaska legislature has approved funds for upgrading the Glacier Creek road from Nome that accesses the Rock Creek deposit. Design work on the road project is anticipated to begin this summer.

The Rock Creek deposit remains open along strike and down dip and there is potential to significantly increase the gold resource with further drilling. Highly anomalous gold in surface samples extend from the areas of known gold mineralization for over a kilometer and additional targets occur along a 10-kilometer trend.

This drill program, sampling protocol and news release were completed with oversight by qualified person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. Database quality control and quality assurance standards were overseen by the independent engineering firm AMEC E&C Services Limited of Vancouver. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Donlin Creek Development Team in Place, Pre-Feasibility in Progress

The Donlin Creek Pre-Feasibility Study is in progress and is anticipated to be completed in the fourth quarter of 2003. Placer Dome’s project development team is in place and engineering studies are in progress to look at detailed geotechnical design, mine layout and metallurgy. Placer Dome is looking at several innovative approaches to processing lower grade sulfide ores at Donlin which would reduce costs and further improve the economics of the project. Studies currently underway include using a process called Geobiotics or Heap-oxidation that Placer Dome has been developing and refining at some of its other operations. With this technology, the naturally occurring sulfide oxidation process is accelerated using bacterial oxidation and the gold thereby liberated from the sulfides. The oxidized material is then processed by using a conventional CIL extraction plant. This approach has the potential to dramatically reduce overall processing and capital costs as well as reducing potentially the cut-off grade of material classified as resource. Independent testwork on bio-oxidation demonstrates that the Donlin ores are very responsive to bacterial oxidation requiring only 20%-30% oxidation to liberate more than 90% of the contained gold.

The State of Alaska has allocated US$5 million to upgrade the Donlin access road to the Kuskokwim River with design work beginning this year. The Joint Venture also continues to work closely with its partners the Calista Native Corporation and the Kuskokwim Native Corporation along with the State of Alaska and US Federal Government to pursue expansion of the regional power infrastructure concurrent with the development of the Donlin Creek Project.

NovaGold will continue to regularly report on the development progress at Donlin Creek as the joint venture advances the project through feasibility and to a production decision.

NovaGold Adds to Management Team, New Director Elected

The Company is also pleased to announce the recent election of the Board of Directors of the Company and the addition of new members to the NovaGold Management Team to continue the company’s rapid growth.

At the Company’s recent Annual General Meeting the following Directors were elected: George Brack, Gerald McConnell, Cole McFarland, Clynton Nauman, Jim Phillip and Rick Van Nieuwenhuyse. The Board of Directors of NovaGold wishes to thank Mr. Pierre Besuchet, who recently retired as a director, for his years of valuable service to the Company.

Mr. Phil St. George has stepped down as Vice President of Exploration to become President and

CEO of Holitna Energy Corporation, a company focused on developing natural gas and subsequent electricity for the Donlin Creek Gold Project and the Kuskokwim Region. Management wishes to thank Mr. St. George for his years of valuable contribution to the Company and looks forward to working closely with Holitna Energy Corporation to develop a cost effective local energy supply for the Donlin Creek Gold Project.

The Board of Directors has appointed Mr. Joe Piekenbrock as Vice President of Exploration for NovaGold. Mr. Piekenbrock has been a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003 and brings with him over 25 years experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions most recently in South America for Placer Dome and Brett Resources. In addition, he brings a wealth of northern experience through years of exploration for both Cominco and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts Degree in Geology from the University of Colorado, and a Master of Science degree in geology from the University of Arizona.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 5th day of June, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI

1.4 Ounce Intercept of 6.6 feet in Rock Creek Development Drilling

June 4, 2003, Vancouver – NovaGold Resources Inc.

Highlights

  First Phase Development Drilling Completed at Rock Creek Gold Project. New Rock Creek drill results average 8 meters grading 3 grams per tonne gold (g/t) and include: RKDC03-124 with 24 meters grading 2.7 g/t; RKDC03-126 with 20 meters grading 3.4 g/t; and RKDC03-129 with 10 meters grading 10.3 g/t including 2 meters grading 46.6 g/t.
  Norwest and AMEC on track to complete an Independent Economic Assessment Study for Rock Creek by mid-summer 2003.
  Donlin Creek Development Team in Place, Pre-Feasibility Study On Track.
  Joe Piekenbrock Named as Vice President of Exploration.

Independent Engineering Work Underway, Excellent First Stage Drill Results Received

Norwest Corporation and AMEC E&C Services Ltd, both engineering services companies, are on-track to complete an independent Economic Assessment Study and updated resource estimate for the Rock Creek Project by mid-Summer 2003.

Two diamond core drills were mobilized to the Rock Creek Project in early April and the first phase of feasibility drilling was completed as part of a total planned 9,000-meter drill campaign. The first phase program was a total of 1482 meters in 12 HQ diamond core holes. The second phase drill program will start in late June and is anticipated to be complete in the fall of 2003. The drill program is designed to increase the in-fill drill definition to a level sufficient for a Feasibility Study and production decision in 2004.

Highlights of assay results from the first phase drilling using a 1 g/t cut-off grade average a width of 8 meters grading 3 g/t gold. This supports previous results and matches the average grade of the deposit. Visible gold was noted in five of the twelve first phase drill holes.

Table of Rock Creek First Development Phase Drill Results
		Length	Gold	Length	Gold	Type
DHID	Interval (m)	(m)	(g/t)	(ft)	(oz/t)
RKDC03-118	44.0 to 50.0	6.0	3.4	19.7	0.10	HQ core
RKDC03-119	25.0 to 29.0	4.0	2.2	13.1	0.06	HQ core
RKDC03-120	44.0 to 50.0	6.0	1.4	19.7	0.04	HQ core
And	74.0 to 82.0	6.0	1.9	19.7	0.06
And	140.0 to 146.0	6.0	1.8	19.7	0.05
RKDC03-122	54.0 to 58.0	4.0	2.2	13.1	0.06	HQ core
RKDC03-123	20.0 to 24.0	4.0	1.6	13.1	0.05	HQ core
RKDC03-124	9.0 to 13.0	4.0	2.0	13.1	0.06	HQ core
And	21.0 to 29.0	8.0	1.4	26.2	0.04
And	41.0 to 45.0	4.0	1.4	13.1	0.04
And	101.0 to 125.0	24.0	2.7	78.7	0.08
RKDC03-126	0.0 to 15.0	15.0	1.9	49.2	0.06	HQ core
And	33.0 to 37.0	4.0	3.0	13.1	0.09
And	79.0 to 99.0	20.0	3.4	65.6	0.10
RKDC03-129	51.0 to 61.0	10.0	10.3	32.8	0.30	HQ core
Including	57.0 to 59.0	2.0	46.6	6.6	1.36
And	89.0 to 97.0	8.0	3.0	26.2	0.09

The Rock Creek Project is located seven miles by road from the city of Nome, Alaska. The district has historically produced more than 4 million ounces of gold from the nearby alluvial deposits. The million-plus-ounce Rock Creek deposit is exposed at surface and is amenable to open-pit mining with a low strip ratio. At current gold prices management believes that the project could be rapidly moved to a production decision in 2004, providing near term gold production of an estimated 100,000 ounces of gold per year to NovaGold prior to the Donlin Creek deposit coming on-stream.

Metallurgical test-work at Rock Creek has shown it to have favorable metallurgy with over 92% recovery using conventional cyanidation with an average of 67% of the gold recovered using a coarse -65 mesh grind and inexpensive gravity methods. Additional metallurgical test work is in progress as part of the on-going Independent Economic Assessment Study anticipated in midsummer 2003.

Mine engineering work has been initiated at Rock Creek for tailings impoundment and site facilities. Environmental baseline studies for mine permitting have also been initiated as part of the permitting process. The Alaska legislature has approved funds for upgrading the Glacier Creek road from Nome that accesses the Rock Creek deposit. Design work on the road project is anticipated to begin this summer.

The Rock Creek deposit remains open along strike and down dip and there is potential to significantly increase the gold resource with further drilling. Highly anomalous gold in surface samples extend from the areas of known gold mineralization for over a kilometer and additional targets occur along a 10-kilometer trend.

This drill program, sampling protocol and news release were completed with oversight by qualified person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. Database quality control and quality assurance standards were overseen by the independent engineering firm AMEC E&C Services Limited of Vancouver. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Donlin Creek Development Team in Place, Pre-Feasibility in Progress

The Donlin Creek Pre-Feasibility Study is in progress and is anticipated to be completed in the fourth quarter of 2003. Placer Dome’s project development team is in place and engineering studies are in progress to look at detailed geotechnical design, mine layout and metallurgy. Placer Dome is looking at several innovative approaches to processing lower grade sulfide ores at Donlin which would reduce costs and further improve the economics of the project. Studies currently underway include using a process called Geobiotics or Heap-oxidation that Placer Dome has been developing and refining at some of its other operations. With this technology, the naturally occurring sulfide oxidation process is accelerated using bacterial oxidation and the gold thereby liberated from the sulfides. The oxidized material is then processed by using a conventional CIL extraction plant. This approach has the potential to dramatically reduce overall processing and capital costs as well as reducing potentially the cut-off grade of material classified as resource. Independent testwork on bio-oxidation demonstrates that the Donlin ores are very responsive to bacterial oxidation requiring only 20%-30% oxidation to liberate more than 90% of the contained gold.

The State of Alaska has allocated US$5 million to upgrade the Donlin access road to the Kuskokwim River with design work beginning this year. The Joint Venture also continues to work closely with its partners the Calista Native Corporation and the Kuskokwim Native Corporation along with the State of Alaska and US Federal Government to pursue expansion of the regional power infrastructure concurrent with the development of the Donlin Creek Project.

NovaGold will continue to regularly report on the development progress at Donlin Creek as the joint venture advances the project through feasibility and to a production decision.

NovaGold Adds to Management Team, New Director Elected

The Company is also pleased to announce the recent election of the Board of Directors of the Company and the addition of new members to the NovaGold Management Team to continue the company’s rapid growth.

At the Company’s recent Annual General Meeting the following Directors were elected: George Brack, Gerald McConnell, Cole McFarland, Clynton Nauman, Jim Phillip and Rick Van Nieuwenhuyse. The Board of Directors of NovaGold wishes to thank Mr. Pierre Besuchet, who recently retired as a director, for his years of valuable service to the Company.

Mr. Phil St. George has stepped down as Vice President of Exploration to become President and CEO of Holitna Energy Corporation, a company focused on developing natural gas and subsequent electricity for the Donlin Creek Gold Project and the Kuskokwim Region. Management wishes to thank Mr. St. George for his years of valuable contribution to the Company and looks forward to working closely with Holitna Energy Corporation to develop a cost effective local energy supply for the Donlin Creek Gold Project.

The Board of Directors has appointed Mr. Joe Piekenbrock as Vice President of Exploration for NovaGold. Mr. Piekenbrock has been a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003 and brings with him over 25 years experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions most recently in South America for Placer Dome and Brett Resources. In addition, he brings a wealth of northern experience through years of exploration for both Cominco and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts Degree in Geology from the University of Colorado, and a Master of Science degree in geology from the University of Arizona.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold with 42.6 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s recently released 2002 Annual Report and other information are available online at: www.novagold.net

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Phone (360) 766-7102
E-mail: Greg.Johnson@NovaGold.net

Don MacDonald, CA, Sr Vice President & CFO
(604) 669-6227 Toll Free 1-866-669-6227
E-mail: Don.MacDonald@NovaGold.net